Exhibit 99.1

Fenbo Holdings Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, September 16, 2025 (GLOBE NEWSWIRE) — Fenbo Holdings Limited (NASDAQ: FEBO) (“FEBO”, or the “Company”), an established original equipment manufacturer (OEM) for Spectrum Brands, a global home essentials company, producing electrical hair styling products under the “Remington” brand, today announced, on September 12, 2025, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based on the closing bid price of the ordinary shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq. Nasdaq has provided the Company with an 180 calendar days compliance period, or until March 11, 2026, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About Fenbo Holdings Limited

The Company’s operating history began in 1993 when Fenbo Industries Limited was founded in Hong Kong by Mr. Li Kin Shing as a toy manufacturer and distributor. As the toy market deteriorated, he founded Able Industries Limited in 2005 in Hong Kong and shifted the operations to the manufacturing and sales of personal care electric appliances. The manufacturing subsidiary, Fenbo Plastic Products Factory (Shenzhen) Ltd., located in Guangdong, PRC, was formed in the PRC in 2010 and is capable of producing over three million units per year. The Company currently act as both an original equipment manufacturer and historically have also served as an original design manufacturer. For more information, please visit the Company’s website at http://www.fenbo.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Fenbo Holdings Limited

Huang Hongwu

Chief Executive Officer and Chairman of the Board of Directors

Telephone: +(852) 2343-3328

Email: huanghongwu@fenbo.com